[redacted]

09055336

AB 2/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Pharma Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Worcester Road Suite 309
(No. and Street)

Framingham (City) MA (State) 01701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Babb 508 663-2105
(Area Code – Telephone Number)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlin, Charron + Rosen, LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Dr. (Address) Westborough (City) MA (State) 01581 (Zip Code)

SEC Mail Processing Section
FEB 19 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 9 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/3

OATH OR AFFIRMATION

I, Richard Babb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Pharma Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Babb
Signature

CFO
Title

Notary Public
Steven D. [illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH PHARMA SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2008

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CCR

Certified Public Accountants & Business Advisors

COMMONWEALTH PHARMA SECURITIES, LLC

Table of Contents

	Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Schedules:	
Schedule I: Computation of Net Capital for Broker-Dealers pursuant to Rule 15c3-1	8 - 9
Schedule II: Computation of Determination of Reserve Requirement pursuant to Rule 15c3-3	10
Report of Independent Registered Public Accounting Firm on Internal Control	11 - 12

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Commonwealth Pharma Securities, LLC
Framingham, Massachusetts

We have audited the accompanying statement of financial condition of **Commonwealth Pharma Securities, LLC** as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Commonwealth Pharma Securities, LLC** at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CCR LLP
Westborough, Massachusetts
January 31, 2009

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Financial Condition
December 31, 2008

Assets

Cash	$	247,127
Prepaid expenses		242
Total assets	**$**	**247,369**

Liabilities and Member's Equity

Liabilities		
Accrued Expenses	$	3,750
Member's Equity		
Member contributions		48,765
Retained earnings		194,854
		243,619
Total liabilities and member's equity	**$**	**247,369**

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2008

Revenue		
Interest income	$	6,239
Expenses		
Regulatory fees and expenses - FINRA registration		810
Accounting and audit fees		10,000
Consulting		15,000
Insurance		800
Delaware franchise tax		200
Legal and other		392
Total expenses		27,202
Net loss	**$**	**(20,963)**

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member Contributions	Retained Earnings	Total Member's Equity
Balances at January 1, 2008	$ 48,765	$ 215,817	$ 264,582
Net loss	-	(20,963)	(20,963)
Balances at December 31, 2008	**$ 48,765**	**$ 194,854**	**$ 243,619**

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(20,963)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(140)
Increase in accrued expenses		3,750
Net cash used for operating activities		**(17,353)**
Net decrease in cash		(17,353)
Cash - beginning		264,480
Cash - ending	**$**	**247,127**

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

Notes to Financial Statements
For the Year Ended December 31, 2008

---

1. Nature of Operations

Commonwealth Pharma Securities, LLC (the Company), a Delaware limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in 2002 and received FINRA approval and registered with the SEC as a broker-dealer in January 2003. The Company acts as an agent for the issuer of corporate securities for private placements per the management agreement with FINRA. The Company is a single member LLC.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected in the personal income tax returns of the member.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-l requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed eight times net capital. At December 31, 2008 the Company had net capital as defined of $238,534, which exceeded the required net capital by $229,784. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.02 to 1.

4. Related Party Transactions

The Company is under 100% common ownership with Apeiron Partners LLC (Apeiron). The Company entered into a management agreement with Apeiron on June 30, 2002, whereby Apeiron assumes and pays all expense related to the day to day operations of the Company. In exchange, the Company is obligated to pay 30% of all revenues generated to Apeiron. No amounts were paid to Apeiron under this agreement during 2008.

5. Concentrations of Credit Risk

The Company has cash balances in certain financial institutions in amounts which occasionally exceed current federal deposit insurance limits. The financial stability of these institutions is continually reviewed by senior management to evaluate and manage the credit risk related to cash deposits.

COMMONWEALTH PHARMA SECURITIES, LLC

Schedule I - Computation of Net Capital for
Broker-Dealers pursuant to Rule 15c3-1
As of December 31, 2008

Capital		
Member contributions	$	48,765
Retained earnings		194,854
Total capital		243,619
Non-allowable assets:		
Prepaid expenses		242
Total non-allowable assets		242
Haircut		4,843
Net capital	$	238,534
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition		
Accrued expenses	$	3,750
Total aggregate indebtedness	$	3,750
Minimum net capital required	$	5,000
Excess net capital	$	229,784
Ratio of aggregate indebtedness to net capital		0.02 to 1

Continued--

COMMONWEALTH PHARMA SECURITIES, LLC

Schedule I - Computation of Net Capital for
Broker-Dealers pursuant to Rule 15c3-1 (Continued)
As of December 31, 2008

Net capital of $238,534 does not differ from the amount reported by Commonwealth Pharma Securities, LLC in Part II of the FOCUS Report on Form X-17a-5 at December 31, 2008.

COMMONWEALTH PHARMA SECURITIES, LLC

Schedule II - Computation of Determination of Reserve
Requirement pursuant to Rule 15c3-3
As of December 31, 2008

Commonwealth Pharma Securities, LLC is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Member
Commonwealth Pharma Securities, LLC
Framingham, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **Commonwealth Pharma Securities, LLC** for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Westborough • Boston • Glastonbury • Providence

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
January 31, 2009

END